EXHIBIT 11.1

CARRIAGE SERVICES, INC.

COMPUTATION OF PER SHARE EARNINGS

(unaudited and in thousands, except per share data)

Earnings per share for the three month periods ended March 31, 2002 and 2003 is calculated based on the weighted average number of common and common equivalent shares outstanding during the period as prescribed by SFAS 128. The following table sets forth the computation of the basic and diluted earnings per share for the three month periods ended March 31, 2002 and 2003:

	Three months ended March 31,
	2002	2003
Net income available to common stockholders for basic EPS computation	$16,560	$2,056
Effect of dilutive securities	—	—
Net income available to common stockholders for diluted EPS computation	$16,560	$2,056

Weighted average number of common shares outstanding for basic EPS computation	16,894	17,320
Effect of dilutive securities:
Stock options	535	394
Weighted average number of common and common equivalent shares outstanding for diluted EPS computation	17,429	17,714

Basic earnings per common share	$.98	$.12

Diluted earnings per common share	$.95	$.12